

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 25, 2011

Mr. Sean P. Hennessy
Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075

> **RE: The Sherwin-Williams Company**
> **Form 10-K for the Year Ended December 31, 2010**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Definitive Proxy Statement on Schedule 14A filed on March 9, 2011**
> **File No. 1-4851**

Dear Mr. Hennessy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Item 15. Exhibits and Financial Statement Schedules, page 21</u>

1.   You have included your Schedule II – Valuation and Qualifying Accounts and Reserves for the years ended December 31, 2010, 2009 and 2008. Please confirm that this financial statement schedule was audited by your independent registered public accounting firm. If so, please make arrangements with your independent registered public accounting firm to revise its opinion in future filings to reference the financial statement schedule included in Item 15(a) of your Form 10-K for the year ended December 31, 2010. Otherwise, you may also include similar information to

Schedule II in the notes to your consolidated financial statements. Refer to Rule 5-04 of Regulation S-X.

Exhibit 13 – Annual Report

Litigation, page 30
Insurance coverage litigation, page 32

2. Please tell us why you have not provided all of the information required by Item 103 of Regulation S-K for these actions.

Report of Management on Internal Control Over Financial Reporting, page 38

3. We note your disclosure that internal control over financial reporting "are designed to provide reasonable assurance that the Company has the ability to record, process, summarize and report reliable financial information." We also note your disclosure in the last paragraph. This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition in those rules. Please confirm for us that in its report management used the term "internal control over financial reporting" as defined in Rules 13a–15(f) or 15d–15(f) under the Exchange Act. In future filings, if you define internal controls over financial reporting, please use or reference the definition in Rules 13a–15(f) or 15d–15(f) under the Exchange Act.

4. Please confirm to us, and in future filings disclose that the assessment of the effectiveness of the internal control over financial reporting was done with the participation of your principal executive and principal financial officers, or persons performing similar functions. We note that your disclosure in the second paragraph only refers to your "management group." See Rule 13a-15(c) under the Exchange Act.

Note 10 – Litigation, page 65

5. On page 65, you indicate that the Contingencies Topic of the ASC requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred if even the possibility may be remote. In discussing the public nuisance claim litigation, it is not clear whether there is a reasonable possibility that a loss or additional loss may have been incurred. In future filings, please disclose the range of reasonably possible losses above the amount accrued, if applicable or state that they

cannot be estimated. If you believe that they cannot be estimated, please supplementally tell us why not and describe for us your efforts to perform the estimate. Please also disclose the amount of damages sought, if specified; and the amount of any accrual, if necessary for an understanding of this public nuisance claim litigation. Please show us in your supplemental response what the revisions will look like. Refer to ASC 450-20-50.

Definitive Proxy Statement on Schedule 14A filed on March 9, 2011

Compensation Discussion and Analysis, page 27
Annual Cash Incentive Compensation, page 35

6. We note your tabular disclosure on page 37. Please show us, and in future filings disclose how the compensation committee determined the actual amounts of the 2010 awards. In doing so, please show us the specific calculations for each named executive officer. Also, please tell us, and in future filings please disclose, how you determine "after tax return on net assets employed." Refer to Item 402(b)(1)(v) of Regulation S-K.

Long-Term Equity Incentive Compensation, page 37
Restricted Stock, page 38

7. Please refer to comment seven in our letter dated November 25, 2008 and your December 30, 2008 response. Please confirm that you continue to define and calculate "average return on average equity" as indicated in your December 30, 2008 response and, to the extent applicable, please ensure that you make such disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dietrich King, Staff Attorney at (202) 551-3338 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief